Exhibit 99.5

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

MANAGEMENT DISCUSSION AND ANALYSIS

March 14, 2007

Form 51-102F1

For the year ended November 30, 2006

The following discussion is management’s assessment and analysis of the results and financial condition of GPJ Ventures Ltd. (the “Company”), formerly Imperial Plastech Inc. and should be read in conjunction with the accompanying financial statements for the year ended November 30, 2006 and related notes. The preparation of financial data is in accordance with Canadian generally accepted accounting principles and all figures are reported in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Description of Business

The Company was originally incorporated as Imperial PlasTech Inc. under the Ontario Business Corporation Act. On November 13, 2006 the Company continued into British Columbia under the B.C. Corporation’s Act and changed its name to GPJ Ventures Ltd.

On February 22, 2005, the Company announced that the Court appointed an Interim Receiver for the Company and on March 1, 2005 the Receiver assigned the Company into bankruptcy and a trustee (the “Trustee”) was appointed.

The Company completed a Proposal to Creditors under the Bankruptcy and Insolvency Act (Canada) and it was approved by the creditors of the Company on February 17, 2006 and by the Ontario Superior Court of Justice on March 8, 2006. As a result, the bankruptcy of the Company was annulled effective April 13, 2006, resulting in the Company emerging from bankruptcy. In conjunction with the emergence, a new board of directors was appointed.

The Company commenced seeking opportunities in the natural resource sector and on February 15, 2007 entered into an agreement to purchase two producing gold mines from Goldcorp Inc. (“see Gold Mine Acquisitions” below).

Gold Mine Acquisitions

On February 15, 2007, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire Goldcorp’s Peak Mine in Australia and its Amapari Mine in Brazil (the “Acquisition”). In consideration, the Company is required to pay Goldcorp US$200 million in cash and US$100 million through the issuance of 155,000,000 common shares of the Company.

Gold Mine Acquisitions (continued)

In order to finance the Acquisition and to provide working capital, the Company intends to complete a financing of 435,000,000 subscription receipts at a price of $0.75 per subscription receipt for gross proceeds of $326,250,000. Each subscription receipt will be convertible into units of the Company at closing of the Acquisition. Each unit will consist of one common share of the Company and one-half of one common share purchase warrant with each whole purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $1.50 per share with expiry of five years from the Acquisition’s closing date.

Upon closing of the Acquisition, the Company will grant up to 30,000,000 stock options to its directors, officers, employees and consultants, exercisable at $0.75 per share for a period of five years. Upon closing, the Company will also issue 5,000,000 common shares of the Company to Endeavour Financial Ltd. (“Endeavour”), a company in which an officer is a director of the Company. The Company’s name will be changed to Peak Gold Ltd.

The Acquisition is subject, but not limited to, a number of conditions including stock exchange and disinterested shareholder approvals.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied.

Risks and Uncertainties

The Company is subject to a number of risk factors due to the nature of the mining business in which it is engaged, including movements in commodity prices, which are difficult to forecast. The Company seeks to counter these risks as far as possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

Gold and Metal Prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, demand, political and economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Dependence on Management

The Company strongly depends on the business and technical expertise of its management team and there is little possibility that this dependence will decrease in the near term.

Selected Annual Information

As at November 30, 2006, the Company had net assets of $375,884. Comparatively, as at November 30, 2005 the Company had net liabilities of $11,696,185. The most significant asset at November 30, 2006 was cash of $374,547 (November 30, 2005: $Nil). The liabilities at November 30, 2005 consisted of accounts payable and accrued liabilities of $5,253,075 and current portion of long-term debt of $6,443,110. As part of the Proposal to Creditors, all of the shares of the Company’s subsidiaries were left with the Trustee. All liabilities at November 30, 2005 were at the subsidiary levels and consequently, during the year ended November 30, 2006, the Company was no longer obligated for this debt. The amounts are therefore no longer obligations of the Company and a gain on disposal of subsidiaries was recorded in fiscal 2006.

Selected Quarterly Information

	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Continuing operations
Expenses	$33,456	$70,896	$184,416	$—
Interest income	3,302	3,928	1,037	—

Loss from continuing operations	(30,154)	(66,968)	(183,379)	—

Discontinued operations
Revenues	—	—	—	—
Expenses	—	—	134,891	142,279
Gain on disposal of subsidiaries	—	—	(11,838,464)	—

Net earnings (loss) from discontinued operations	—	—	11,703,573	(142,279)

Net earnings (loss)	$(30,154)	$(66,968)	$11,520,194	$(142,279)

Basic and diluted earnings (loss) per share
Loss from continuing operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Earnings (loss) from discontinued operations	0.00	0.00	0.11	(0.00)

Net earnings (loss) per share	(0.00)	(0.00)	0.11	(0.00)

	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Discontinued operations
Revenues	24,000	$—	$12,000	$541,000
Expenses	184,000	62,000	871,000	1,148,000
Loss on write-down of assets	—	—	—	—

Net loss for the period	$(160,000)	$(62,000)	$(859,000)	$(607,000)

Basic and diluted loss per share from discontinued operations	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Results of Operations

As noted in “Description of Business” above, the Company emerged from bankruptcy in April 2006. In conjunction with the emergence, the Company appointed a new board of directors and commenced seeking opportunities in the natural resource sector. Prior to this the Company was engaged in the plastic tubing business.

The most significant expenses from continuing operations in Q4 and Q3, 2006, respectively, were shareholder service expenses of $10,723 and $450, regulatory and transfer agent fees of $7,528 and $12,029 and professional fees of $4,500 and $47,533. The professional fees for Q3 and Q4 2006 consisted of $11,000 of audit and accounting fees and $41,033 of legal fees. The Company incurred $134,891 of expenses in Q2, 2006 that were related to the bankruptcy emergence and as a result were included in discontinued operations. The gain on disposal of subsidiaries in Q2, 2006 is a result of the Company’s former subsidiaries assuming all liabilities that existed at November 30, 2005, as noted in “Selected Annual Information” above.

Liquidity and Capital Resources

The items contributing to the $374,547 increase in cash during the year ended November 30, 2006 were net proceeds of $717,892 from the 15,000,000 unit non-brokered private placement noted in “Outstanding Share Data” below and proceeds of $5,000 on the exercise of 50,000 warrants. These increases were partially offset by cash used in operating activities of $71,175 and cash of $277,170 used in discontinued operations.

As at November 30, 2006, the Company had working capital of $375,884. The Company intends to complete a financing of 435,000,000 subscription receipts at a price of $0.75 per subscription receipt for gross proceeds of $326,250,000, which will be used to finance the Acquisition as well as provide working capital.

Outstanding Share Data

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued and Fully Paid Common Shares

	Number of shares	Amount
Balance, November 30, 2004 and 2005	100,001,396	$37,381,288
Issued pursuant to private placement	15,000,000	750,000
Share issue costs	—	(32,108)
Exercise of warrants	50,000	5,000

Balance, November 30, 2006	115,051,396	$38,104,180

On May 19, 2006, the Company completed a non-brokered private placement of 15,000,000 units at $0.05 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at $0.10 per share, expiring on May 19, 2007. As of March 14, 2007, there were 119,208,896 common shares outstanding.

Stock Options

On April 13, 2006, and in conjunction with the appointment of its new directors, the Company granted stock options to directors, officers and charitable institutions to purchase a total of 1,600,000 common voting shares at $0.10 per share, expiring on April 13, 2011. The options vested immediately. Prior to this grant, there were no stock options outstanding or any activity for the years presented. As at November 30, 2006 and March 14, 2007, there were 1,600,000 and 1,580,000 stock options outstanding, respectively.

Warrants

As part of the private placement completed on May 19, 2006, the Company issued 15,000,000 common share purchase warrants, entitling the holder of each warrant to purchase one common share at $0.10 per share, expiring on May 19, 2007. Prior to this issue there were no warrants outstanding or any activity for the years presented. As at November 30, 2006 and March 14, 2007, there were 14,950,000 and 10,812,500 warrants outstanding, respectively.

Investor Relations

The 2005 Annual and Special Meeting of the shareholders was held on July 12, 2006. No other investor relations activities occurred during the year ended November 30, 2006.

Related Party Transactions

a)	Effective April 1, 2006, the Company entered into a financial advisory and office rental agreement with Endeavour. During the year ended November 30, 2006, the Company incurred the following expenses with Endeavour:

	2006	2005
Advisory fees	$20,000	$—
Rent	8,000	—

b)	In accordance with its financial advisory agreement with the Company, Endeavour was granted 500,000 stock options which are included in the 1,600,000 stock options noted in “Stock Options” above.

c)	Included in current portion of long-term debt at November 30, 2005 was an amount of $5,584,000 owed to A.G. Petzatakis S.A., a company that owned approximately 89% of the Company at November 30, 2005. Pursuant to the approval of the Proposal to Creditors and the Company’s emergence from bankruptcy, A.G. Petzatakis S.A. is no longer related to the Company.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Subsequent events

a)	Subsequent to November 30, 2006 and to the date of this report, 4,137,500 warrants with an exercise price of $0.10 and 20,000 stock options with an exercise price of $0.10 were exercised for total proceeds of $415,750.

b)	On February 15, 2007, the Company entered into an agreement with Goldcorp to acquire Goldcorp’s Peak Mine in Australia and its Amapari Mine in Brazil (see :Gold Mine Acquisitions” above).

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. Management evaluated the effectiveness of the Company’s disclosure controls and procedures for the year ended November 30, 2006 as required by Canadian securities laws.

Based on that evaluation, management has concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended November 30, 2006. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

Outlook

The Company is continuing to proceed with the Acquisition.